UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Global Industrial Company

(Name of Issuer)

Common Stock, par value $0.000001

(Title of Class of Securities)

37892E 10 2

(CUSIP Number)

December 31, 2021

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒     Rule 13d-1(c)

☐     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  37892E 10 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott General Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,282,421
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,282,421

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,421
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No.  37892E 10 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,223,657
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,223,657

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,223,657
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No.  37892E 10 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Investors Profit Sharing Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 63,316
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 63,316
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,316
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON EP

CUSIP No.  37892E 10 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 159,329
	6	SHARED VOTING POWER 20,000
	7	SOLE DISPOSITIVE POWER 159,329
	8	SHARED DISPOSITIVE POWER 20,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 179,329
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%
12	TYPE OF REPORTING PERSON IN

Explanatory Note:

The following constitutes Amendment No. 11 to the joint filing on Schedule 13G by Thomas W. Smith, Scott J. Vassalluzzo and Steven M. Fischer originally filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2009, as amended by Amendment No. 1 filed with the SEC on February 16, 2010, Amendment No. 2 filed with the SEC on February 14, 2011, Amendment No. 3 filed by Prescott General Partners LLC (“PGP”), Thomas W. Smith and Scott J. Vassalluzzo with the SEC on January 5, 2012, Amendment No. 4 filed by PGP, Thomas W. Smith and Scott J. Vassalluzzo with the SEC on February 14, 2013, Amendment No. 5 filed by PGP, Prescott Associates L.P. (“Prescott Associates”), Thomas W. Smith and Scott J. Vassalluzzo with the SEC on February 14, 2014, Amendment No. 6 filed by PGP, Prescott Associates, Thomas W. Smith and Scott J. Vassalluzzo with the SEC on February 13, 2015, Amendment No. 7 filed by PGP, Prescott Associates, Prescott Investors Profit Sharing Trust (“PIPS”) and Thomas W. Smith with the SEC on February 14, 2017, Amendment No. 8 filed by PGP, Prescott Associates, PIPS and Thomas W. Smith with the SEC on February 14, 2019, Amendment No. 9 filed by PGP, Prescott Associates, PIPS and Thomas W. Smith with the SEC on February 14, 2020, and Amendment No. 10 filed by PGP, Prescott Associates, PIPS and Thomas W. Smith with the SEC on February 16, 2021 (as amended, the “Schedule 13G”). This Amendment No. 11 is the final amendment to the Schedule 13G and is an exit filing for each of the Reporting Persons. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13G.

ITEM 1.	(a)	Name of Issuer:

      Global Industrial Company

(b)	Address of Issuer's Principal Executive Offices:

      11 Harbor Park Drive

      Port Washington, New York 11050

ITEM 2.	(a)	Name of Person Filing:

      (i) PGP

      (ii) Prescott Associates

      (iii) PIPS

      (iV) Thomas W. Smith

The joint filing of this statement shall not be deemed to be an admission that the filing persons (the “Reporting Persons”) comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons each disclaim beneficial ownership of the shares reported in this statement in excess of those shares as to which they have or share voting or investment authority.

(b)	Address of Principal Business Office:

     The following is the address of the principal business office of each of the Reporting Persons:

      2200 Butts Road, Suite 320

      Boca Raton, FL 33431

(c)	Citizenship:

PGP is a Delaware limited liability company. Prescott Associates is a New York limited partnership. PIPS is an employee profit-sharing plan organized under the laws of the State of Delaware. Thomas W. Smith is a United States citizen.

(d)	Title of Class of Securities:

     Common Stock, $0.01 par value

(e)	CUSIP Number:

      37892E 10 2

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

      Not applicable.

      If this Statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.	Ownership

(a)	PGP – 1,282,421 shares; Prescott Associates – 1,223,657 shares; PIPS – 63,316 shares; Thomas W. Smith – 179,329 shares.

(b)	PGP – 3.4%; Prescott Associates – 3.2%; PIPS – 0.1%; Thomas W. Smith – 0.5%.

(c)	PGP, as the general partner of three private investment limited partnerships (including Prescott Associates) (collectively, the “Partnerships”), may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 1,282,421 shares held by the Partnerships.

Prescott Associates has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,223,657 shares.

PIPS has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 63,316 shares.

Mr. Smith has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 159,329 shares held by Ridgeview Smith Investments LLC, a limited liability company established by Mr. Smith, the sole member of which is a revocable trust established by Mr. Smith for the benefit of his family.

In his capacity as investment manager for certain managed accounts, Mr. Smith may be deemed to have the shared power to vote or to direct the vote of 20,000 shares and to dispose or to direct the disposition of 20,000 shares. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Mr. Smith is subject to each beneficiary’s right, if so provided, to terminate or otherwise direct the disposition of the investment account.

ITEM 5.	Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 14, 2022

PRESCOTT General partners LLC

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC
Its: General Partner

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Trustee

PRESCOTT INVESTORS PROFIT SHARING TRUST

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Trustee

/s/ Thomas W. Smith
Thomas W. Smith

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Amendment No. 11 to Schedule 13G, dated February 14, 2022, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Date:      February 14, 2022

PRESCOTT General partners LLC

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC
Its: General Partner

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Trustee

PRESCOTT INVESTORS PROFIT SHARING TRUST

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Trustee

/s/ Thomas W. Smith
Thomas W. Smith

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